UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of Sep   , 2011.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes [_] No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: Oct 24, 2011.	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

GUADALAJARA, MEXICO, October 24, 2010- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2011.

Nine-Month Period Ended September 30, 2011 compared to September-Month Period Ended September 30, 2010.

Net Sales

Net sales increased 13% to Ps. 21,434 million in the nine-month period ended September 30, 2011 compared to Ps. 18,942 million in the same period of 2010. Shipments of finished steel products increased 1% to 1,731 thousand tons in the nine-month period ended September 30, 2011 compared to 1,719 thousand tons in the same period of 2010. Total sales outside of Mexico in the nine-month period ended September 30, 2011 increased 9% to Ps. 11,696 million, compared with Ps. 10,683 million in the same period of 2010, while total sales in Mexico increased 18% from Ps. 8,259 million in the nine-month period ended September 30, 2010 to Ps. 9,738 millions in the same period of 2011. The increase in sales is due to an increase shipments during the nine-month period ended September 30, 2011, compared to the same period in 2010 (12, thousand tons). The average price of steel products increased 12% in the nine-month period ended September 30, 2011 compared with the same period of 2010.

Cost of Sales

Cost of sales increased 11% from Ps. 16,876 million in the nine-month period ended September 30, 2010 to Ps. 18,863 million in the same period of 2011. Cost of sales as a percentage of net sales represented 88% in the nine-month period ended September 30, 2011 compared to 89% in the same period of the previous year. The average cost of raw materials used to produce steel products increased 11% in the nine-month period ended September 30, 2011 versus the same period of 2010, primarily as a result of increase in volume and better blend of steel shipment.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2011 was Ps. 2,571 million compared to Ps. 2,066 million in the same period of 2010 an increase of 24% between both periods. Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2011 was 12% compared to 11% in the same period of 2010. The increase in marginal profit is due to a better blend of shipments and increase in the average sales price per ton in the nine-month period ended September 30, 2011 compared with the same period of 2010.

Operating Expenses

Selling, general and administrative expenses increased 24% to Ps. 694 million in the nine-month period ended September 30, 2011 compared to Ps. 919 million in the same period of 2010, and represented 3% of net sales in the nine-month period ended September 2011 and 5% of net sales in the same period of 2010.

Operating Income

Operating income increased 64% to Ps. 1,877 million for the nine-month period ended September 30, 2011 compared to Ps. 1,147 million in the same period of 2010. Operating income as a percentage of net sales was 9% in the nine-month period ended September 30, 2011 compared to 6% in the same period of 2010. The increase in operating income is due to an increase in shipments, better blend of steel shipments, increase in the average sales price, and reduction in selling, general and administrative expenses during the nine-month period ended September 30, 2011 compared with the same period of 2010.

EBITDA

The EBITDA of the Company increased 36% from Ps.1,927 million in the third quarter of 2010, to Ps 2,626 million in the third quarter of 2011, these is due to improve in the average sales price and reduction of the selling, general and administrative expense.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2011 represented an income of Ps. 324 million compared with an expense of Ps. 88 million in the same period of 2010. Net interest income was Ps. 7 million in the nine-month period ended September 30, 2011, compared with a net interest expense of Ps. 2 million in the same period of 2010. At the same time, we registered an exchange gain net of Ps. 316 million in the nine-month period ended September 30, 2011 compared with an exchange loss of Ps. 86 million in the same period of 2010, reflecting a 9% of decrease in the value of the peso versus the dollar in the nine-month period ended September 30, 2011.

Other Expenses (Income) net

The company recorded other net income of Ps. 22 million in the nine-month period ended September 30, 2011, compared to other expenses net of Ps. 42 million in the same period of 2010.

Income Taxes

Income Taxes recorded an expense of Ps. 445 million in the nine-month period ended September 30, 2011 (including the expense of deferred income tax of Ps. 347 million) compared to Ps. 45 million of expense in the same period of 2010 (including the income of Ps. 19 million of deferred income taxes).

Net Income (After Non-controlling Interest)

As a result of the foregoing, net income increased by 48% from Ps. 1,116 million in the nine months ended September 30, of 2010 compared to Ps. 1,646 million in the nine-month period ended September 30, 2011.

Liquidity and Capital Resources

As of September 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 or Ps. 4.0 million of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on September 30, 2011 was U.S. $466, thousand dollars, or Ps. 6.2 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 or Ps 3.7 million of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445 thousand dollars, or Ps.5.5 million).

Comparative third quarter 2011 vs second quarter 2011

Net Sales

Net sales increased 7% from Ps. 7,193 million in the second quarter of 2011 to Ps. 7,676 million for the third quarter of 2011. Sales in tons are similar in both quarter, finished steel in third quarter were 592 thousand tons in the third quarter of 2011 versus 601 thousand tons in the second quarter of the same period. Total sales outside of Mexico for the third quarter of 2011 increased 6% from Ps. 3,897 million in the second quarter to Ps. 4,120 million in the third quarter of the same 2011. Total sales in Mexico in the third quarter of 2011 amounted to Ps. 3,556 million compared Ps. 3,296 million in the second quarter of 2011. Price of finished products sold increased 8% in the third quarter of 2011 compared to the second quarter of same period.

Cost of Sales

Cost of sales was of Ps. 6,789 million in the third quarter of 2011, compared to Ps. 6,392 million in the second quarter of 2011. With respect to sales, in the third quarter of 2011, the cost of sales represents 88% compared to 89% for the second quarter of 2011. The average cost of raw materials used to produce steel products increased 8% in the third quarter of 2011 versus the second quarter of 2011, primarily as a result of increases in the price of scrap and certain other raw materials as well as mayor sales in the foreign than México.

Marginal Profit

Marginal profit of the Company for the third quarter of 2011 increased 11% from Ps. 800 million in the second quarter to Ps. 887 million in the third quarter of 2011. The marginal profit as a percentage of net sales for the third quarter of 2011 was 12% compared with 11% for the second quarter of 2011. The increase in marginal profit is due to the increase in the average sales price, as volume shipment was minor in 9 thousand tons in the third quarter compared with the second quarter of 2011.

Operating Expenses

Selling, general and administrative expenses increased 41% to Ps. 241 million in the third quarter of 2011 compared to Ps. 171 million for the second quarter of 2011. Selling, general and administrative expenses as a percentage of net sales represented 3% during the third quarter of 2011 and 2% during the second quarter of 2011.

Operating Income

Operating income in the third quarter of 2011 was of Ps. 647 million compared to operating income of Ps. 629 million in the second quarter of the same period. The operating income as a percentage of net sales in the third quarter of 2011 was 8% compared to 9% in the second quarter of 2011. The increase in operating income is due to a better in the average sales price.

Ebitda

The ebitda increased 10% from Ps 855 million in the second quarter of 2011 to Ps 940 million in the third quarter of the same for the reason before explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost of the Company in the third quarter of 2011 was an income of Ps. 495 million compared with an expense of Ps. 87 million for the second quarter of the same period. The net interest income in the third quarter of 2011 was of Ps. 3 million while in the second quarter was an income of Ps 3 million. At the same time we registered an exchange gain of Ps. 492 million in the third quarter of 2011 compared with an exchange loss of Ps. 90 million in the second quarter of 2011.

Other Expenses (Income) net

The company recorded other net income of Ps. 30 million in the third quarter of 2011, compared to other net expense of Ps. 9 million for the second quarter of 2011.

Income Taxes

The Company recorded an income taxes of Ps. 468 million in the third quarter of 2011 (including an income deferred tax of Ps. 386 million) compared to Ps. 11 million of income for the second quarter of 2011, (including an income tax deferred income of Ps. 6 million).

Net Income (After Non-Controlling Interest)

As a result of the foregoing, net income was Ps. 685 million in the third quarter of 2011 compared to Ps. 478 million of net income in the second quarter of 2011.

Comparative third quarter 2011 vs third quarter 2010

Net Sales

Net sales increased 24% from Ps. 6,182 million for the third quarter of 2010 to Ps. 7,676 million for the third quarter of 2011. Sales in tons of finished steel in the third quarter of 2010 were 557 thousand tons versus to 592 thousand tons in the third quarter of 2011. Total sales outside of Mexico for the third quarter of 2011, increased 16% from Ps. 3,556 in the third quarter of 2010 to Ps. 4,120 million in the third quarter of 2011. Total sales in Mexico increased 35% from Ps. 2,628 million in the third quarter of 2010 to Ps. 3,556 million in the third quarter of 2011.Average price of finished products sold increased approximately 17% in the third quarter of 2011 compared to the third quarter of 2010.

Cost of Sales

Cost of sales increased 19% from Ps. 5,721 million in the third quarter of 2010 to Ps. 6,789 million for the third quarter of 2011. With respect to sales, in the third quarter of 2010, the cost of sales represented 93% compared to 88% for the third quarter of 2011. The average cost of sales increase 12% comparing the third quarter of 2011 versus the third quarter of 2010, due to mayor shipment of goods and special bar qualities (SBQ).

Marginal Profit

Marginal profit of the Company for the third quarter of 2011 increased 93% from Ps. 461 million in the third quarter of 2010 compared to Ps. 887 million of the same period of 2011. The marginal profit as a percentage of net sales for the third quarter of 2011 was 12% compared with 7% for the third quarter of 2010. The increase in marginal profit is due to a better blend of steel shipments, volume and increase in the average sales price.

Operating Expenses

Selling, general and administrative decreased 18% to Ps. 241 million in the third quarter of 2011 compared to Ps. 294 million for the third quarter of 2010. Selling, general and administrative expense as a percentage of net sales represented 3% during the third quarter of 2011 and 5% during the third quarter of 2010.

Operating Income

Operating income increased 288% from Ps. 167 million in the third quarter of 2010 to Ps. 647 million in the third quarter of 2011. The operating income as a percentage of net sales in the third quarter of 2011 was 8% compared to 3% in the third quarter of 2010. The increase in operating income is due to increases in volume of shipment, average sales price and better blend of sales shipments and reduction of the selling, general and administrative expense.

Ebitda

The ebitda of the company increased 120% from Ps. 427 million in the third quarter of 2010 to Ps 940 million in the third quarter of 2011for the above explained.

Comprehensive Financial Income (Cost)

Comprehensive financial cost of the Company in the third quarter of 2011 was an income of Ps. 495 million compared with an expense of Ps 50 million in the third quarter of 2010. Net interest income was Ps. 4 million in the third quarter of 2010 compared with Ps. 3 million of net interest income in the third quarter of 2011. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange gain of Ps. 492 million in the third quarter of 2011.

Other Expenses (Income) net

The Company recorded other net income of Ps. 30 million in the third quarter of 2011, compared with other expense net of Ps. 6 million for the third quarter of 2010.

Income Taxes

The Company recorded an expense of income tax of Ps. 468 million during the third quarter of 2011 (including a provision of deferred income tax of Ps 386 million), compared to Ps. 58 million of expense for the third quarter of 2010, (including a provision of deferred income tax of Ps. 27 million).

Net Income (After Non- Controlling Interest)

As a result of the foregoing the Company recorded a net income of Ps. 685 million in the third quarter of 2011 compared to Ps. 153 million of net income in the third quarter of 2010.

Millions of pesos	Nine months ended September 30, 2011	Nine months ended September 30, 2010	2011 vs. 2010
Sales	21,434	18,942	13%
Cost of Sales	18,863	16,876	12%
Marginal Profit	2,571	2,066	24%
Operating Expenses	694	919	(24%)
Operating Income	1,877	1,147	64%
EBITDA	2,626	1,927	36%
Income before Non-Controlling Interest	1,777	972	83%
Sales outside Mexico	11,696	10,683	9%
Sales in México	9,738	8,259	18%
Total sales (tons)	1,731	1,719	1%

(Millions of pesos)	3Q ‘11	2Q ‘11	3Q ‘10	3Q´11 vs 2Q'11	3Q´11vs 3Q´10
Sales	7,676	7,193	6,182	7%	24%
Cost of Sales	6,789	6,392	5,721	6%	19%
Marginal Profit	887	800	461	11%	93%
Operating Expenses	241	171	294	41%	(18%)
Operating Income	647	629	167	3%	288%
EBITDA	940	855	427	10%	120%
Income before Non. Controlling Interest	704	544	52	29%	1,245%
Sales outside Mexico	4,120	3,897	3,553	6%	16%
Sales in México	3,556	3,296	2,628	8%	35%
Total sales (tons)	592	601	557	(1%)	6%

Product	Thousands of tons nine months ended September 30,2011	Million of pesos nine months ended September 30, 2011	Average price per ton nine months ended September 30, 2011	Thousands of tons nine months ended September 30, 2010	Million of pesos nine months ended September 30, 2010	Average price per ton nine months ended September 30, 2010
SBQ	1,062	14,648	13,793	926	12,006	12,965
Light Structural	669	6,786	10,143	793	6,936	8,746
Total	1,731	21,434	12,385	1,719	18,942	11,019

Product	Thousands of tons 3Q '11	Millions of pesos 3Q'11	Average price per ton 3Q'11	Thousands of tons 2Q '11	Millions of pesos 2Q'11	Average price per ton 2Q'11	Thousands of tons 3Q'10	Millions of pesos 3Q'10	Average price per ton 3Q'10
SBQ	344	5,038	14,645	379	5,029	13,269	273	3,656	13,392
Light Structural	248	2,638	10,637	222	2.164	9,748	284	2,526	8,894
Total	592	7,676	12,966	601	7,193	11,968	557	6,182	11,099

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2011 AND 2010

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	30,099,948	100	27,250,075	100

s02	CURRENT ASSETS	15,028,149	50	13,430,476	49
s03	CASH AND SHORT-TERM INVESTMENTS	5,344,999	18	3,284,504	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,684,346	12	3,242,164	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	541,366	2	677,003	2
s06	INVENTORIES	5,356,121	18	6,065,299	22
s07	OTHER CURRENT ASSETS	101,317	0	161,506	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,446,803	31	9,478,933	35
s13	LAND AND BULIDINGS	4,134,115	14	3,813,986	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	13,756,255	46	12,990,604	48
s15	OTHER EQUIPMENT	249,928	1	235,095	1
s16	ACCUMULATED DEPRECIATION	8,790,168	29	8,004,153	29
s17	CONSTRUCTION IN PROGRESS	96,673	0	443,401	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,876,924	13	4,199,169	15
s19	OTHER ASSETS	1,748,072	6	141,497	1

s20	TOTAL LIABILITIES	7,537,966	100	6,393,228	100

s21	CURRENT LIABILITIES	4,308,252	57	3,599,500	56
s22	SUPPLIERS	2,652,619	35	2,037,271	32
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	4,053	0	3,775	0
s103	OTHER LOANS WITH COST	678,123	9	616,609	10
s25	TAXES PAYABLE	410,488	5	256,646	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	562,969	7	685,199	11
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,229,714	43	2,793,728	44

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	22,561,982	100	20,856,847	100

s34	MINORITY INTEREST	2,069,274	9	1,997,897	10
s35	MAJORITY INTEREST	20,492,708	91	18,858,950	90
s36	CONTRIBUTED CAPITAL	8,350,900	37	8,350,900	40
S79	CAPITAL STOCK	4,142,696	18	4,142,696	20
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	19	4,208,204	20
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	12,141,808	54	10,508,050	50
s42	RETAINED EARNINGS AND CAPITAL RESERVES	11,625,302	52	10,144,448	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	516,506	2	363,602	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,344,999	100	3,284,504	100
s46	CASH	1,144,068	21	3,104,469	95
s47	SHORT-TERM INVESTMENTS	4,200,931	79	180,035	5

s07	OTHER CURRENT ASSETS	101,317	100	161,506	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	101,317	100	161,506	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,876,924	100	4,199,169	100
s48	DEFERRED EXPENSES	2,065,539	53	2,390,437	57
s49	GOODWILL	1,798,293	46	1,798,293	43
s51	OTHER	13,092	0	10,439	0

s19	OTHER ASSETS	1,748,072	100	141,497	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,748,072	100	141,497	100

s21	CURRENT LIABILITIES	4,308,252	100	3,599,500	100
s52	FOREIGN CURRENCY LIABILITIES	3,317,707	77	2,579,156	72
s53	MEXICAN PESOS LIABILITIES	990,545	23	1,020,344	28

s26	OTHER CURRENT LIABILITIES WITHOUT COST	562,969	100	685,199	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	29,073	5	144,486	21
s89	INTEREST LIABILITIES	6,258	1	5,486	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	527,638	94	535,227	78

s27	LONG-TERM LIABILITIES	0	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	3,229,714	100	2,793,728	100
s66	DEFERRED TAXES	3,125,210	97	2,707,133	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	44,456	1	34,023	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	60,048	2	52,572	2

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	11,625,302	100	10,144,448	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,778,636	84	8,875,093	87
s45	NET INCOME FOR THE YEAR	1,646,054	14	1,068,743	11

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	516,506	100	363,602	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	536,127	104	464,743	128
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(19,621)	(4)	(101,141)	(28)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	10,719,897	9,830,976
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	55	54
S75	EMPLOYERS (*)	1,490	1,449
S76	WORKERS (*)	3,101	3,112
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	678,123	616,609

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY 1 TO SEPTEMBER 30 OF 2011 AND 2010

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	21,434,151	100	18,941,567	100
r02	COST OF SALES	18,863,159	88	16,283,223	86
r03	GROSS PROFIT	2,570,992	12	2,658,344	14
r04	OPERATING EXPENSES	694,020	3	1,558,910	8
r05	OPERATING INCOME	1,876,972	9	1,099,434	6
r08	OTHER INCOME AND (EXPENSE), NET	21,737	0	(41,898)	0
r06	COMPREHENSIVE FINANCING RESULT	323,524	2	(88,152)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	2,222,233	10	969,384	5
r10	INCOME TAXES	445,008	2	44,636	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,777,225	8	924,748	5
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,777,225	8	924,748	5
r19	NET INCOME OF MINORITY INTEREST	131,171	1	(143,995)	0
r20	NET INCOME OF MAJORITY INTEREST	1,646,054	8	1,068,743	6

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	21,434,151	100	18,941,567	100
r21	DOMESTIC	9,738,487	45	8,258,978	44
r22	FOREIGN	11,695,664	55	10,682,589	56
r23	TRANSLATED INTO DOLLARS (***)	871,400	4	837,029	4

r08	OTHER INCOME AND (EXPENSE), NET	21,737	100	(41,898)	100
r49	OTHER INCOME AND (EXPENSE), NET	21,737	100	(41,898)	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	323,524	100	(88,152)	100
r24	INTEREST EXPENSE	9,752	3	10,405	(12)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	16,977	5	8,159	(9)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	316,299	98	(85,906)	97
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	445,008	100	44,636	100
r32	INCOME TAX	98,407	22	63,459	142
r33	DEFERRED INCOME TAX	346,601	78	(18,823)	(42)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	21,642,681	19,652,913
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	27,069,020	23,895,820
r39	OPERATION INCOME (**)	1,908,540	(668,799)
r40	NET INCOME OF MAJORITY INTEREST (**)	1,884,110	(1,042,943)
r41	NET CONSOLIDATED INCOME (**)	1,527,030	(423,427)
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	749,322	780,238

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY 1 TO SEPTEMBER 30 OF 2011 AND 2010

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	7,675,967	100	6,181,671	100
r02	COST OF SALES	6,788,529	88	5,511,059	89
r03	GROSS PROFIT	887,438	12	670,612	11
r04	OPERATING EXPENSES	240,689	3	551,030	9
r05	OPERATING INCOME	646,749	8	119,582	2
r08	OTHER INCOME AND (EXPENSE), NET	30,045	0	(5,987)	0
r06	COMPREHENSIVE FINANCING RESULT	495,059	6	(49,841)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,171,853	15	63,754	1
r10	INCOME TAXES	467,709	6	58,192	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	704,144	9	5,562	0
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	704,144	9	5,562	0
r19	NET INCOME OF MINORITY INTEREST	19,203	0	(100,599)	(2)
r20	NET INCOME OF MAJORITY INTEREST	684,941	9	106,161	2

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	7,675,967	100	6,181,671	100
rt21	DOMESTIC	3,555,451	46	2,628,470	43
rt22	FOREIGN	4,120,516	54	3,553,201	57
rt23	TRANSLATED INTO DOLLARS (***)	307,004	4	271,174	4

rt08	OTHER INCOME AND (EXPENSE), NET	30,045	100	(5,987)	100
rt49	OTHER INCOME AND (EXPENSE), NET	30,045	100	(5,987)	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	495,059	100	(49,841)	100
rt24	INTEREST EXPENSE	4,343	1	4,309	(9)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	7,057	1	(372)	1
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	492,345	99	(45,160)	91
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	467,709	100	58,192	100
rt32	INCOME TAX	81,695	17	31,068	53
rt33	DEFERRED INCOME TAX	386,014	83	27,124	47

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	293,121	260,612

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW DIRECT METHOD)

FROM JANUARY 1 TO SEPTEMBER 30 OF 2011 AND 2010

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	2,222,233	969,384
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	731,468	772,962
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	9,752	10,405
e05	CASH FLOW BEFORE INCOME TAX	2,963,453	1,752,751
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(676,902)	(97,041)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	2,286,551	1,655,710
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(344,303)	(191,117)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	1,942,248	1,464,593
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	15,749	(128,567)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,957,997	1,336,026
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	2,085	(422)
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,384,917	1,948,900
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,344,999	3,284,504

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	731,468	772,962
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	749,322	780,238
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(16,977)	(8,159)
e24	(-) + OTHER ITEMS	(877)	883

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	9,752	10,405
e25	+ ACCRUED INTEREST	9,752	10,405
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(676,902)	(97,041)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,061,679)	(1,223,477)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	77,530	529,890
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	198,699	815,332
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	340,774	174,100
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(232,226)	(349,028)
e32	+ (-) INCOME TAXES PAID OR RETURNED	0	(43,858)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(344,303)	(191,117)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(334,375)	(193,755)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	16,977	8,159
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(26,905)	(5,521)

e10	NET CASH FRON FINANCING ACTIVITIES	15,749	(128,567)
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	80,530	250,022
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(55,029)	(369,504)
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(9,752)	(9,085)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE

CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.98	$ (0.85)
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 2.98	$ (0.85)
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 41.17	$ 37.89
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.62 times	0.81 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	9.41 times	(36.04) times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	8.29%	4.88%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	6.77%	(2.03%)
p03	NET INCOME TO TOTAL ASSETS (**)	5.07%	(1.55%)
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.90 times	0.88 times
p07	NET SALES TO FIXED ASSETS (**)	2.87 times	2.52 times
p08	INVENTORIES TURNOVER (**)	3.52 times	2.68 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40 days	40 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.43%	2.18%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.04%	23.46%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.31 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.01%	40.34%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	192.47 times	105.66 times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.59 times	3.74 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.49 times	3.73 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.25 times	2.05 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.99 times	2.10 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	124.06%	91.25%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

Nine-Month Period Ended September 30, 2011 compared to September-Month Period Ended September 30, 2010.

Net Sales

Net sales increased 13% to Ps. 21,434 million in the nine-month period ended September 30, 2011 compared to Ps. 18,942 million in the same period of 2010. Shipments of finished steel products increased 1% to 1,731 thousand tons in the nine-month period ended September 30, 2011 compared to 1,719 thousand tons in the same period of 2010. Total sales outside of Mexico in the nine-month period ended September 30, 2011 increased 9% to Ps. 11,696 million, compared with Ps. 10,683 million in the same period of 2010, while total sales in Mexico increased 18% from Ps. 8,259 million in the nine-month period ended September 30, 2010 to Ps. 9,738 millions in the same period of 2011. The increase in sales is due to an increase shipments during the nine-month period ended September 30, 2011, compared to the same period in 2010 (12, thousand tons). The average price of steel products increased 12% in the nine-month period ended September 30, 2011 compared with the same period of 2010.

Cost of Sales

Cost of sales increased 11% from Ps. 16,876 million in the nine-month period ended September 30, 2010 to Ps. 18,863 million in the same period of 2011. Cost of sales as a percentage of net sales represented 88% in the nine-month period ended September 30, 2011 compared to 89% in the same period of the previous year. The average cost of raw materials used to produce steel products increased 11% in the nine-month period ended September 30, 2011 versus the same period of 2010, primarily as a result of increase in volume and better blend of steel shipment.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2011 was Ps. 2,571 million compared to Ps. 2,066 million in the same period of 2010 an increase of 24% between both periods. Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2011 was 12% compared to 11% in the same period of 2010. The increase in marginal profit is due to a better blend of shipments and increase in the average sales price per ton in the nine-month period ended September 30, 2011 compared with the same period of 2010.

Operating Expenses

Selling, general and administrative expenses increased 24% to Ps. 694 million in the nine-month period ended September 30, 2011 compared to Ps. 919 million in the same period of 2010, and represented 3% of net sales in the nine-month period ended September 2011 and 5% of net sales in the same period of 2010.

Operating Income

Operating income increased 64% to Ps. 1,877 million for the nine-month period ended September 30, 2011 compared to Ps. 1,147 million in the same period of 2010. Operating income as a percentage of net sales was 9% in the nine-month period ended September 30, 2011 compared to 6% in the same period of 2010. The increase in operating income is due to an increase in shipments, better blend of steel shipments, increase in the average sales price, and reduction in selling, general and administrative expenses during the nine-month period ended September 30, 2011 compared with the same period of 2010.

EBITDA

The EBITDA of the Company increased 36% from Ps.1,927 million in the third quarter of 2010, to Ps 2,626 million in the third quarter of 2011, these is due to improve in the average sales price and reduction of the selling, general and administrative expense.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2011 represented an income of Ps. 324 million compared with an expense of Ps. 88 million in the same period of 2010. Net interest income was Ps. 7 million in the nine-month period ended September 30, 2011, compared with a net interest expense of Ps. 2 million in the same period of 2010. At the same time, we registered an exchange gain net of Ps. 316 million in the nine-month period ended September 30, 2011 compared with an exchange loss of Ps. 86 million in the same period of 2010, reflecting a 9% of decrease in the value of the peso versus the dollar in the nine-month period ended September 30, 2011.

Other Expenses (Income) net

The company recorded other net income of Ps. 22 million in the nine-month period ended September 30, 2011, compared to other expenses net of Ps. 42 million in the same period of 2010.

Income Taxes

Income Taxes recorded an expense of Ps. 445 million in the nine-month period ended September 30, 2011 (including the expense of deferred income tax of Ps. 347 million) compared to Ps. 45 million of expense in the same period of 2010 (including the income of Ps. 19 million of deferred income taxes).

Net Income (After Non-controlling Interest)

As a result of the foregoing, net income increased by 48% from Ps. 1,116 million in the nine months ended September 30, of 2010 compared to Ps. 1,646 million in the nine-month period ended September 30, 2011.

Liquidity and Capital Resources

As of September 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 or Ps. 4.0 million of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on September 30, 2011 was U.S. $466, thousand dollars, or Ps. 6.2 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 or Ps 3.7 million of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445 thousand dollars, or Ps.5.5 million).

Comparative third quarter 2011 vs second quarter 2011

Net Sales

Net sales increased 7% from Ps. 7,193 million in the second quarter of 2011 to Ps. 7,676 million for the third quarter of 2011. Sales in tons are similar in both quarter, finished steel in third quarter were 592 thousand tons in the third quarter of 2011 versus 601 thousand tons in the second quarter of the same period. Total sales outside of Mexico for the third quarter of 2011 increased 6% from Ps. 3,897 million in the second quarter to Ps. 4,120 million in the third quarter of the same 2011. Total sales in Mexico in the third quarter of 2011 amounted to Ps. 3,556 million compared Ps. 3,296 million in the second quarter of 2011. Price of finished products sold increased 8% in the third quarter of 2011 compared to the second quarter of same period.

Cost of Sales

Cost of sales was of Ps. 6,789 million in the third quarter of 2011, compared to Ps. 6,392 million in the second quarter of 2011. With respect to sales, in the third quarter of 2011, the cost of sales represents 88% compared to 89% for the second quarter of 2011. The average cost of raw materials used to produce steel products increased 8% in the third quarter of 2011 versus the second quarter of 2011, primarily as a result of increases in the price of scrap and certain other raw materials as well as mayor sales in the foreign than México.

Marginal Profit

Marginal profit of the Company for the third quarter of 2011 increased 11% from Ps. 800 million in the second quarter to Ps. 887 million in the third quarter of 2011. The marginal profit as a percentage of net sales for the third quarter of 2011 was 12% compared with 11% for the second quarter of 2011. The increase in marginal profit is due to the increase in the average sales price, as volume shipment was minor in 9 thousand tons in the third quarter compared with the second quarter of 2011.

Operating Expenses

Selling, general and administrative expenses increased 41% to Ps. 241 million in the third quarter of 2011 compared to Ps. 171 million for the second quarter of 2011. Selling, general and administrative expenses as a percentage of net sales represented 3% during the third quarter of 2011 and 2% during the second quarter of 2011.

Operating Income

Operating income in the third quarter of 2011 was of Ps. 647 million compared to operating income of Ps. 629 million in the second quarter of the same period. The operating income as a percentage of net sales in the third quarter of 2011 was 8% compared to 9% in the second quarter of 2011. The increase in operating income is due to a better in the average sales price.

Ebitda

The ebitda increased 10% from Ps 855 million in the second quarter of 2011 to Ps 940 million in the third quarter of the same for the reason before explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost of the Company in the third quarter of 2011 was an income of Ps. 495 million compared with an expense of Ps. 87 million for the second quarter of the same period. The net interest income in the third quarter of 2011 was of Ps. 3 million while in the second quarter was an income of Ps 3 million. At the same time we registered an exchange gain of Ps. 492 million in the third quarter of 2011 compared with an exchange loss of Ps. 90 million in the second quarter of 2011.

Other Expenses (Income) net

The company recorded other net income of Ps. 30 million in the third quarter of 2011, compared to other net expense of Ps. 9 million for the second quarter of 2011.

Income Taxes

The Company recorded an income taxes of Ps. 468 million in the third quarter of 2011 (including an income deferred tax of Ps. 386 million) compared to Ps. 11 million of income for the second quarter of 2011, (including an income tax deferred income of Ps. 6 million).

Net Income (After Non-Controlling Interest)

As a result of the foregoing, net income was Ps. 685 million in the third quarter of 2011 compared to Ps. 478 million of net income in the second quarter of 2011.

Comparative third quarter 2011 vs third quarter 2010

Net Sales

Net sales increased 24% from Ps. 6,182 million for the third quarter of 2010 to Ps. 7,676 million for the third quarter of 2011. Sales in tons of finished steel in the third quarter of 2010 were 557 thousand tons versus to 592 thousand tons in the third quarter of 2011. Total sales outside of Mexico for the third quarter of 2011, increased 16% from Ps. 3,556 in the third quarter of 2010 to Ps. 4,120 million in the third quarter of 2011. Total sales in Mexico increased 35% from Ps. 2,628 million in the third quarter of 2010 to Ps. 3,556 million in the third quarter of 2011.Average price of finished products sold increased approximately 17% in the third quarter of 2011 compared to the third quarter of 2010.

Cost of Sales

Cost of sales increased 19% from Ps. 5,721 million in the third quarter of 2010 to Ps. 6,789 million for the third quarter of 2011. With respect to sales, in the third quarter of 2010, the cost of sales represented 93% compared to 88% for the third quarter of 2011. The average cost of sales increase 12% comparing the third quarter of 2011 versus the third quarter of 2010, due to mayor shipment of goods and special bar qualities (SBQ).

Marginal Profit

Marginal profit of the Company for the third quarter of 2011 increased 93% from Ps. 461 million in the third quarter of 2010 compared to Ps. 887 million of the same period of 2011. The marginal profit as a percentage of net sales for the third quarter of 2011 was 12% compared with 7% for the third quarter of 2010. The increase in marginal profit is due to a better blend of steel shipments, volume and increase in the average sales price.

Operating Expenses

Selling, general and administrative decreased 18% to Ps. 241 million in the third quarter of 2011 compared to Ps. 294 million for the third quarter of 2010. Selling, general and administrative expense as a percentage of net sales represented 3% during the third quarter of 2011 and 5% during the third quarter of 2010.

Operating Income

Operating income increased 288% from Ps. 167 million in the third quarter of 2010 to Ps. 647 million in the third quarter of 2011. The operating income as a percentage of net sales in the third quarter of 2011 was 8% compared to 3% in the third quarter of 2010. The increase in operating income is due to increases in volume of shipment, average sales price and better blend of sales shipments and reduction of the selling, general and administrative expense.

Ebitda

The ebitda of the company increased 120% from Ps. 427 million in the third quarter of 2010 to Ps 940 million in the third quarter of 2011for the above explained.

Comprehensive Financial Income (Cost)

Comprehensive financial cost of the Company in the third quarter of 2011 was an income of Ps. 495 million compared with an expense of Ps 50 million in the third quarter of 2010. Net interest income was Ps. 4 million in the third quarter of 2010 compared with Ps. 3 million of net interest income in the third quarter of 2011. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange gain of Ps. 492 million in the third quarter of 2011.

Other Expenses (Income) net

The Company recorded other net income of Ps. 30 million in the third quarter of 2011, compared with other expense net of Ps. 6 million for the third quarter of 2010.

Income Taxes

The Company recorded an expense of income tax of Ps. 468 million during the third quarter of 2011 (including a provision of deferred income tax of Ps 386 million), compared to Ps. 58 million of expense for the third quarter of 2010, (including a provision of deferred income tax of Ps. 27 million).

Net Income (After Non- Controlling Interest)

As a result of the foregoing the Company recorded a net income of Ps. 685 million in the third quarter of 2011 compared to Ps. 153 million of net income in the third quarter of 2010.

Millions of pesos	Nine months ended September 30, 2011	Nine months ended September 30, 2010	2011v s. 2010
Sales	21,434	18,942	13%
Cost of Sales	18,863	16,876	12%
Marginal Profit	2,571	2,066	24%
Operating Expenses	694	919	(24%)
Operating Income	1,877	1,147	64%
EBITDA	2,626	1,927	36%
Income before Non-Controlling Interest	1,777	972	83%
Sales outside Mexico	11,696	10,683	9%
Sales in México	9,738	8,259	18%
Total sales (tons)	1,731	1,719	1%

(Millions of pesos)	3Q ‘11	2Q ‘11	3Q ‘10	3Q´11 vs 2Q'11	3Q´11vs 3Q´10
Sales	7,676	7,193	6,182	7%	24%
Cost of Sales	6,789	6,392	5,721	6%	19%
Marginal Profit	887	800	461	11%	93%
Operating Expenses	241	171	294	41%	(18%)
Operating Income	647	629	167	3%	288%
EBITDA	940	855	427	10%	120%
Income before Non. Controlling Interest	704	544	52	29%	1,245%
Sales outside Mexico	4,120	3,897	3,553	6%	16%
Sales in México	3,556	3,296	2,628	8%	35%
Total sales (tons)	592	601	557	(1%)	6%

Product	Thousands of tons nine months ended September 30,2011	Million of pesos nine months ended September 30, 2011	Average price per ton nine months ended September 30, 2011	Thousands of tons nine months ended September 30,2010	Million of pesos nine months ended September 30, 2010	Average price per ton nine months ended September 30, 2010
SBQ	1,062	14,648	13,793	926	12,006	12,965
Light Structural	669	6,786	10,143	793	6,936	8,746
Total	1,731	21,434	12,385	1,719	18,942	11,019

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

Product	Thousands of tons 3Q '11	Millions of pesos 3Q'11	Average price per ton 3Q'11	Thousands of tons 2Q '11	Millions of pesos 2Q'11	Average price per ton 2Q'11	Thousands of tons 3Q'10	Millions of pesos 3Q'10	Average price per ton 3Q'10
SBQ	344	5,038	14,645	379	5,029	13,269	273	3,656	13,392
Light Structural	248	2,638	10,637	222	2.164	9,748	284	2,526	8,894
Total	592	7,676	12,966	601	7,193	11,968	557	6,182	11,099

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)..

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – Are valued to the full cost average by Domestic subsidiaries, and the foreing subsidiaries are valued on a last-in, first-out(LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average full cost system.

Billet finished goods and work in process, have been valued to the full cost.

Raw materials, materials, supplies and rollers, at the average cost.

The Company presents as non-current inventories certains raw materials (Coke) rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2011, 2010 and 2009 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2011, 2010 and 2009 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income.The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of September 30, 2011 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2011 sales of ten customers accounted for approximately 39.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of September 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 4.1 million (accrued interest on March 31, 2011 was U.S. $466,242, or Ps. 6.3 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445,314).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,694 (U.S. $424,207) at September 30, 2011, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Corporativos G&DL	Administrative services		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec International 7	Production and sales of steel products		99.99
Corporación ASL	Sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Steel Projects	Administrative services		100.00
Corporativos G&DL	Administrative services		99.99
GV do Brazil	Production and sales of steel products		99.99
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

	Amortization		Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date		Interest	Time Interval						Time Interval
				Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
				Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
									More						More
	BANKS
				0	0	0	0	0	0	0	0	0	0	0	0
				0	0	0	0	0	0	0	0	0	0	0	0

	TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

	LISTED IN THE STOCK EXCHANGE
	UNSECURED DEBT
	Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	4,053	0	0	0	0	0

	TOTAL STOCK EXCHANGE			0	0	0	0	0	0	4,053	0	0	0	0	0

	SUPPLIERS
	Various			574,630	0	0	0	0	0	2,077,989	0	0	0	0	0

	TOTAL SUPPLIERS			574,630	0	0	0	0	0	2,077,989	0	0	0	0	0

	OTHER LOANS WITH COST		0.25							678,123

	TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

	OTHER CURRENT LIABILITIES WITHOUT COST
	Various			5,427	0	0	0	0	0	557,542	0	0	0	0	0
	TOTAL			5,427	0	0	0	0	0	557,542	0	0	0	0	0

	TOTAL			580,057	0	0	0	0	0	3,317,707	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2011 was Ps. 13.4217

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	518,513	6,959,321	00	0	6,959,321

LIABILITIES POSITION	252,262	3,377,755	0	0	3,377,755
SHORT TERM LIABILITIES POSITION	247,190	3,317,707	0	0	3,317,707
LONG TERM LIABILITIES POSITION	5,072	60,048	0	0	60,048

NET BALANCE	266,251	3,581,566	0	0	3,581,566

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2011 WAS PS. 13.4217

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.49 times.

B) Accomplished the actual situation is 0.25

C) Accomplished the actual situation is 300.2

As of September 30, 2011, the remaining balance of the MTNs not exchanged amounts to Ps. 4,053 ($302,000 dollars).

C.P. Adolfo Luna Luna

Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	69.70
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	72.60
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	480	79.50
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,144	72.60
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,045	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	693	47.60
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	495	69.40
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	104	61.80
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	51.20
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	49	48.00
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	620	88.50

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	47.15
SCRAP	VARIOUS	PLANTS IN MEXICO			55.94
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.74
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	13.44
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	1.93
PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.99

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	669	6,672,652
SPECIAL PROFILES	410	4,481,038
OTHERS		113,256

T O T A L	1,079	11,266,946

FOREIGN SALES	652	10,167,205
TOTAL	1,731	21,434,151

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	119	1,339,054
SPECIAL PROFILES	13	114,693
OTHERS	0	74,712
FOREIGN SUBSIDIARIES
SPECIAL PROFILES	652	10,167,205

T O T A L		11,695,664

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2011, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	58,068
PROJECTS IN MEXICALI	3,248
PROJECTS IN TLAXCALA	10,479
PROJECTS IN GUADALAJARA	20,842
PROJECTS IN SAN LUIS POTOSI	4,036
TOTAL INVESTMENT AT SEPTEMBER 30, 2011	96,673

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 497,709,214

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCT 24 OF 2011.